3050 Spruce Street, St. Louis, MO 63103 USA

Tel: (314) 898-4645 Fax: (314) 286-8051

April 20, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Sigma-Aldrich Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 13, 2012

Definitive Proxy Statement on Schedule 14A

Filed March 12, 2012

File No. 0-08135

Dear Mr. Cash:

We received your letter dated April 17, 2012 (the “SEC Letter”). Per the terms of the SEC Letter and our telephone conversation with your colleague, Era Anagnosti, on April 19, 2012, we hereby notify you that we shall submit our response to the SEC Letter on or before May 15, 2012.

Please contact me at (314) 898-4645 if you have any questions.

Sincerely,

/s/ Jan A. Bertsch

Jan A. Bertsch

Executive Vice President and Chief Financial Officer